November 8, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         Re:      American Racing Capital, Inc.
                  Registration Statement on Form SB-2
                  Filed with the Securities and Exchange Commission on September 11, 2006
                  (Registration No. 333-137231)
                  Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, American Racing Capital, Inc. (the "Company") hereby applies for the withdrawal of its registration statement on Form SB-2, File No. 333-137231, which was filed on September 11, 2006 (the "Registration Statement").

Such withdrawal is requested, as the Company is uncertain of the basis for determining that the transaction is appropriately characterized as an offering to be made by or on behalf of persons other than the registrant, consistent with Rule 415(a)(1)(i). As a result, the Company determined that it should withdraw the SB-2.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact the Company's legal counsel, Richard
I. Anslow at (732) 409-1212.

Very truly yours,

AMERICAN RACING CAPITAL, INC.


By:  /s/ A. Robert Koveleski
     ----------------------------------------------
     A. Robert Koveleski
     Chief Executive Officer